December 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Tara Harkins

Re:	Evolus, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Form 8-K filed on November 6, 2024 File No. 001-38381

On behalf of Evolus, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter to the Company dated November 14, 2024 (the “Comment Letter”). The Company’s response is preceded by a reproduction of the corresponding Staff comment in italics as set forth in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 8. Consolidated Financial Statements and Supplementary Data. Note 2. Basis of Presentation and Summary of Significant Accounting Policies Inventories , page 73
1.We note your disclosure that you determine your inventory cost based upon your estimated amount payable to your supplier after accounting for any reimbursement receivable pursuant to the Daewoong Settlement Agreement using the first-in, first- out method with prioritization of the items with the earliest expiration dates. We note similar disclosures within your June 30, 2024 Form 10-Q whereby you determine cost using the first-in, first-out method with prioritization of the items with the earliest expiration dates. Please tell us and revise future filings to explain in more detail how your accounting policy, including the prioritization of items based on expiration dates, complies with the guidance in ASC 330-10-30 and 35.
Company Response:
The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will clarify and revise its disclosure in its future filings with the Commission, commencing with the Company’s upcoming Annual Report on Form 10-K for the fiscal year ending December 31, 2024.

The Company purchases its sole commercial product, Jeuveau®, from its only supplier at a fixed price per unit per the license and supply agreement with the supplier. Inventories are valued at the lower of cost and net realizable value, using the first-in, first-out method, in accordance with ASC 330-10-30 and 35.
The Company will revise its Annual Report on Form 10-K for the year ending December 31, 2024 in response to the Staff’s comment as follows (marked to show changes):
“Inventories consist of finished goods held for sale and distribution. Cost is determined using the first-in, first-out method. ~~based on the estimated amount payable to the Company’s supplier, using the first-in, first-out method with prioritization of the items with the earliest expiration dates.~~ Inventory is measured at the lower of cost and net realizable value based on a number of factors including, but not limited to, damage, expiration, or changes in price level. ~~Inventory valuation reserves are established based on a number of factors including, but not limited to, finished goods not meeting product specifications, product excess and obsolescence, or application of the lower of cost or net realizable value concepts. The determination of events requiring the establishment of inventory valuation reserves, together with the calculation of the amount of such reserves may require judgment. No material inventory valuation reserves have been recorded for the periods presented. Adverse changes in assumptions utilized in the Company’s inventory reserve calculations could result in an increase to its inventory valuation reserves.~~
Product cost of sales~~, excluding amortization of intangible assets,~~ consisted of the inventory cost, amortization of distribution right intangible assets related to Jeuveau® and certain royalties on the sale of Jeuveau® payable to Medytox pursuant to the Medytox Settlement Agreements (as such term is defined in Note 10. Medytox Settlement Agreements).”
Form 8-K filed on November 6, 2024 Exhibit 99.1, page 9
2.We note that you present operating expenses that exclude product cost of sales (excluding amortization of intangible assets) as a non-GAAP measure. Please tell us how you considered the guidance in Question 100.01 the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures since product cost of sales are normal, recurring, cash operating expenses necessary to operate your business.
Company Response:
The Company respectfully acknowledges the Staff’s comment. The Company has considered the guidance provided in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. While the Company does not believe that its presentation of non-GAAP operating expenses was misleading to investors, the Company understands that product cost of sales are normal, recurring cash operating expenses necessary to operate its business and that exclusion of product cost of sales from non-GAAP operating expenses could be viewed as contrary to the Staff’s guidance.
In light of the Staff’s comment, the Company has reviewed industry practices and has found that many commercial pharmaceutical and medical device companies present cost of sales separately from operating expenses. This presentation allows direct costs to be distinguished from other operational costs. The Company believes this separation can offer a clearer view of gross profit.

To enhance the clarity and understanding of the Company’s financial disclosures, starting with the Company’s Form 10-K for the year ending December 31, 2024 and in accordance with Accounting Standards Codification Topic 250, the Company plans to make the following changes in presentation in the Consolidated Statements of Operations and Comprehensive Loss for all periods presented:
•Present cost of sales below total net revenue with a subtotal for gross profit, and
•Reclassify the amortization of the distribution right intangible assets related to Jeuveau® from depreciation and amortization to cost of sales.
With these changes, product cost of sales (excluding amortization of intangible assets) will no longer appear under operating expenses.
As a result, going forward, the Company will update the definition of its supplemental non-GAAP operating expense measure in its earnings release to exclude only (i) the revaluation of contingent royalty obligations, (ii) stock-based compensation expense, and (iii) depreciation and amortization. The Company will also adjust its presentation format for prior periods in any future disclosures to match the new presentation.
If you have any questions or comments concerning this letter, please do not hesitate to call me at (949) 823-7968 or Mark Peterson at (949) 823-6971.

Sincerely,

/s/ Shelly Heyduk
Shelly Heyduk
of O’Melveny & Myers LLP

cc:	Sandra Beaver, Evolus, Inc.
Jeffrey Plumer, Evolus, Inc.
Mark Peterson, O’Melveny & Myers LLP